CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel.  +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America) 			                       Quark, Inc.
Mark Sullivan                                  Glen Turpin
Tel: +1-781-280-7585                           Tel: +1-303-894-3687
Fax: +1-781-275-5649                           Fax: +1-303-894-3399
Email: mark_sullivan@creoscitex.com            Email: gturpin@quark.com


                             FOR IMMEDIATE RELEASE

               CreoScitex and Quark Streamline Packaging Workflow

DENVER and VANCOUVER, B.C. (September 20, 2000) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), and Quark Inc. today announced plans to demonstrate QuarkWrapture(tm) software as part of the Brisque(tm) Extreme Pack workflow at Graph Expo, September 24-27, at McCormick Place Convention Center in Chicago.

QuarkWrapture is a unique 3-D tool for consumer product, graphic design, and packaging professionals. QuarkWrapture fuses a graphic design to a CAD structure, creating a virtual package in a single file. Managers, designers, and clients can electronically view and verify this single file mock-up, reducing time and costs throughout the design approval process.

Brisque Extreme Pack - based on Brisque Extreme Impose, the industry's leading digital front end - dramatically improves the efficiency of PostScript(r)-based packaging workflows. Brisque Extreme Pack provides automation, color handling, trapping, and editing tools that meet the stringent requirements of the packaging industry. The Brisque Extreme Pack RIP-Once workflow leads to substantial savings in space and RIPing time, and fully incorporates the efficiencies of the RIP-Once, Output Many concept into the packaging prepress industry.

CreoScitex is demonstrating Brisque Extreme Pack with QuarkWrapture at Graph Expo Booth #107.

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About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

About Quark
Quark Inc. (www.quark.com) is a leading developer of tools and technologies for media-independent publishing. Quark(tm) has been providing award-winning software for professional publishing since its flagship product QuarkXPress(tm) changed the course of traditional publishing. Today, as its software is used by more than two million customers around the world, Quark is developing the next generation of tools to let publishers create and manage content flexibly so it can be delivered anywhere at low cost. Founded in 1981, Denver-based Quark Inc. is privately held.

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CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Quark and QuarkXPress are trademarks of Quark, Inc. and all applicable affiliated companies, Reg. U.S. Pat. & Tm. Off. and in many other countries. QuarkWrapture and the Quark logo are trademarks of Quark, Inc. and all applicable affiliated companies.
All other trademarks are the properties of their respective owners. Data is subject to change without notice.